

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED





06010389

82-3864

Our Ref.: HASE/TL/HI/04533

13th January, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement
– Proxy Forms Lodging Reminder (the "Announcement")

We enclose for your information a copy of the Announcement dated 12th January, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

The Standard
Published on 13th January, 2006



HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE

The HIL Directors wish to remind the HIL Shareholders that:

- the Court Meeting and the Extraordinary General Meeting will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:00 a.m. and 11:30 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively;
- the pink form of **proxy for the Court Meeting** should be lodged with the Registrar not later than 11:00 a.m. on Wednesday, 18 January 2006 or, if it is not so lodged, may be handed to the chairman of the Court Meeting at the Court Meeting; and
- the white form of **proxy for the Extraordinary General Meeting** must be lodged with the Registrar not later than 11:30 a.m. on Wednesday, 18 January 2006.

The HIL Shareholders and/or potential investors in the securities of HIL should be aware that the Proposal is subject to Conditions as set out in the Scheme Document being fulfilled or waived, as applicable, and therefore may or may not become effective. HIL Shareholders and/or potential investors are advised to exercise extreme caution when dealing in the HIL Shares.

This announcement is made further to the composite document dated 22 December 2005 (the "Scheme Document") issued by HLD and HIL to certain HIL Shareholders in relation to the Proposal. Terms defined in the Scheme Document shall have the same meanings when used in this announcement unless otherwise defined herein.

The Court Meeting and the Extraordinary General Meeting will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:00 a.m. and 11:30 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively.

IF THE HIL SHAREHOLDERS ARE NOT ABLE TO ATTEND THE MEETINGS IN PERSON, THE HIL SHAREHOLDERS ARE STRONGLY URGED TO DULY COMPLETE AND RETURN THE PINK AND WHITE FORMS OF PROXY FOR THE MEETINGS TO THE SHARE REGISTRAR OF HIL, STANDARD REGISTRARS LIMITED, AT 26TH FLOOR, TESBURY CENTRE, 28 QUEEN'S ROAD EAST, WANCHAI, HONG KONG BEFORE WEDNESDAY, 18 JANUARY 2006.

The pink form of proxy for the Court Meeting should be lodged with the share registrar of HIL, Standard Registrars Limited (the "Registrar"), at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 11:00 a.m. on Wednesday, 18 January 2006 or, if it is not so lodged, may be handed to the chairman of the Court Meeting at the Court Meeting.

In order to be valid, the white form of proxy for the Extraordinary General Meeting must be lodged with the Registrar not later than 11:30 a.m. on Wednesday, 18 January 2006.

The completion and return of the form(s) of proxy for the Court Meeting and/or the Extraordinary General Meeting will not preclude a HIL Shareholder from attending the relevant Meeting(s) and voting in person if he or she so wishes. In such event, the HIL Shareholder's form(s) of proxy for the relevant Meeting(s) will be deemed to be revoked.

Additional copies of the Scheme Document and the forms of proxy for the Court Meeting and the Extraordinary General Meeting can be obtained by contacting (a) the Registrar at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong or by phone on 2980 1768, or (b) the registered office of HIL at 72nd-76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong or by phone on 2908 8505, during usual business hours before 18 January 2006.

The HIL Shareholders and/or potential investors in the securities of HIL should be aware that the Proposal is subject to Conditions as set out in the Scheme Document being fulfilled or waived, as applicable, and therefore may or may not become effective. HIL Shareholders and/or potential investors are advised to exercise extreme caution when dealing in the HIL Shares.

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 12 January 2006

As at the date of this announcement, the HIL Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (ii) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.